







CALSTRS

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

PGGM

May 30, 2017

Dear fellow Mylan NV Shareowner:

We urge you to vote AGAINST director nominees Cameron, Cindrich, Coury, Dimick, Parrish and Vanderveen, and AGAINST Management Proposal 5 to ratify 2016 executive compensation ("say-on-pay") at Mylan NV's annual meeting on June 22, 2017.

As long-term Mylan shareowners, collectively holding about 4.3 million shares valued at $170 million, we believe the time has come to hold Mylan's Board accountable for its costly record of compensation, risk and compliance failures. While the entire Board bears some responsibility, we believe accountability and refreshment must begin with the six above-named directors. In addition to deeply entrenched Chairman Robert Coury, the nominees we oppose are each longstanding directors (11.8 years average tenure) and members of the Board's Compensation, Governance & Nominating, and/or Compliance Committees.

Mylan's Board reached new lows in corporate stewardship in 2016, when it agreed to make extraordinary and egregious payments in 2016 and over the next five years to Chairman and former CEO Coury. His compensation totaled $97.6 million in 2016 according to the Company's Summary Compensation Table, which in some ways understates his total pay. **Including vesting and payments triggered in part by inconsistent Board determinations, Mr. Coury received more than $160 million in 2016** (see Appendix). The added payments related in part to his **third** new compensation arrangement **since he stepped down as CEO on January 1, 2012**, while still remaining Chairman and – through 2016 – a Named Executive Officer ("NEO").

This very high level of compensation came amid a public and regulatory backlash for the price-hiking controversy involving Mylan's EpiPen, which surfaced in the summer of 2016. Mylan has since suffered significant reputational and financial harm; been the subject of multiple federal and state investigations, as well as civil litigation; and **paid $465 million to settle U.S. Justice Department allegations that it overcharged the government over five years for its EpiPen**.[i] This controversy also caused investors – including several of us – to urge the Board to strengthen its oversight of Mylan's drug-pricing strategy and risks, requests that have been largely ignored.

These circumstances reinforce investors' **longstanding concerns with the Board's oversight, independence, and accountability**. In addition to repeatedly ratifying excessive pay, the Board continues to keep in place (a) a "management leadership structure" that effectively pays at- or above-CEO level pay for three leaders to do the job done by the CEO at almost all of Mylan's self-selected compensation peers, most of which generate higher shareowner returns, and (b) problematic governance provisions that it has freely deployed to entrench directors and management at shareowners' expense.

We detail our concerns below.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

**The Board has yet again rubber-stamped the excessive executive pay decisions
of its Compensation Committee, despite Mylan's poor shareowner return**

Mylan's executive pay practices have consistently received amongst the highest levels of opposition in the S&P 500 Index; investors cast 40% and 35% (an estimated 43% excluding Abbott Laboratories' 69.75 million-share stake) of their votes against the Company's last two say-on-pay proposals. In addition, shareowners have cast significant votes against the Chair and other Compensation Committee members, including 27.3% (34% excluding Abbott's shares) of votes cast against the Committee Chair in 2016.



Source: Bloomberg (as of 12/31/16)

Despite persistent investor concerns with Mylan's pay practices, Mr. Coury – who stepped down as Mylan's CEO as of January 1, 2012 – received a third new and excessive compensation agreement in mid-2016, when the Board changed his title from "executive" to "non-executive" Chairman for at least the next five years. While Mylan tries to explain Mr. Coury's role transition in its 2017 Proxy Statement, nowhere does it adequately explain what he will actually do differently or why he should now be paid both retirement and Chairman compensation.

Moreover, the Board decided to consider Mr. Coury "retired" for some vesting purposes as of June 2016, even though for other vesting he was considered to remain an employee at least through the end of 2016. These inconsistent decisions enabled him to receive both extraordinary benefits for retiring as an "employee" in June 2016, and a $20 million bonus at the end of 2016 that required him to remain an "employee" through the end of the year.[ii] These are among the reasons Mr. Coury's total 2016 compensation, listed at $97.6 million in the Summary Compensation Table, can be seen as actually exceeding $160 million (see Appendix for detailed breakdown).

Nor is Mr. Coury the only Mylan NEO to receive excessive compensation in 2016. In a year in which Mylan suffered significant reputational and financial harm as a result of its EpiPen pricing controversy and its shareowners suffered a negative 29.4% total shareowner return ("TSR"), CEO Heather Bresch and President Rajiv Malik felt no comparable financial pain. Both NEOs still received annual bonuses, which – while lower than in 2015 – exceeded their base salaries. In addition, their 2016 stock and option awards increased in value on a grant-date basis over their 2015 awards.[iii]

**This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.**

The Board effectively paid CEO-level pay (or higher) to three NEOs for doing the same job, while giving extraordinary power to an entrenched, "retired" CEO

Shareowners are left to wonder why Mr. Coury has remained involved as Chairman and been paid quite extravagantly by Mylan's Board so long after he stepped down as CEO in January 2012.

At that time, when Mylan's Board also promoted Ms. Bresch to CEO and Mr. Malik (who had already served as CEO of another company) to President, Mr. Coury effusively praised their readiness and abilities to assume their new leadership roles. In the related press release, he said Ms. Bresch has "unmatched knowledge of Mylan." He concluded that "The entire board and I have the utmost confidence" in them "in their new roles."[iv]

If the successors to Mr. Coury were so ready to lead, it appears incomprehensible that Mylan's Board paid its former CEO to continue as Chairman for more than a very short transition period. Yet, this Board has given Mr. Coury **THREE** post-CEO compensation agreements to keep him around – and this despite strong investor support (35% to 42% of votes cast) for the New York City Pension Funds' shareowner proposal requesting an independent chair at Mylan's 2012, 2013 and 2014 annual meetings.

Mylan's management and board leadership structures are out of line with best practices and its self-designated compensation peer companies. Out of the 20 companies listed in its 2017 Proxy Statement, 15 have only one CEO-level executive in their list of NEOs. While many are much larger companies than Mylan, they have still been able to function (and generally perform better) with only one CEO – *i.e.*, their NEOs do not include a separate President or executive Chairman who earns CEO-level compensation.

Mylan's Board provides no reasonable explanation for why it should effectively have three NEOs paid at or above CEO levels for doing the same job that its peers can accomplish with only one NEO. In the exceptional cases, its peers have two, but only one has three.

Mylan has a costly reputation for poor corporate governance, including entrenching mechanisms that its Chairman and Board deployed in 2015 to fend off an offer then valued at more than twice Mylan's current share price

In recommending that Mylan shareowners vote against a share issuance required for an acquisition (of Perrigo PLC) at an August 28, 2015 special meeting, Institutional Shareholder Services (citing a July 24, 2015 Bernstein analyst note) cautioned that "Mylan may actually trade at a larger discount (and thus lower multiple) due to investors' more dim view of its corporate governance, as embodied in the board's responses to shareholders during the pendency of the Teva bid."

The circumstances surrounding the "Teva bid" are indeed troubling, and they reinforce Board independence and oversight concerns prompted by the Board's concurrent failures to align executive pay with performance and to oversee risks and compliance related to its EpiPen pricing debacle.

As background, shortly after Mylan became a Dutch company in early 2015 (with a share price of **$57.33**), rumors began circulating that it was a takeover target of Teva Pharmaceuticals ("Teva") and other companies.[v] Between those rumors and the time that Teva launched its $40 billion bid for Mylan in April 2015 (for approximately **$82** per share)[vi], Mylan's Board deployed two well-known anti-takeover mechanisms to avoid even seriously considering the possibility of that bid.[vii]









First, it instituted the Dutch version of a poison pill (a "stichting"). Second, it tried to buy another company (Perrigo PLC), initially for $29 billion, an anti-takeover tactic occasionally deployed by target companies to make them more expensive to potential acquirers. By the time that Perrigo's board recommended that its shareowners reject Mylan's tender offer as undervalued, particularly given Mylan's poor governance practices (which Perrigo's CEO called "legendary"[viii]), and then Perrigo's shareowners actually did so on November 13, Mylan's share price had fallen to **$48.78**.

In a last-ditch effort to try to sway Perrigo's shareowners to accept Mylan's offer, Chairman Coury promised that Mylan would later submit some vague governance changes to an investor vote, which would change its Board election process (which makes it difficult to vote out a director) and anti-takeover measures.[ix] No such changes were ever made when the acquisition failed.

By year-end 2016, when Mylan's Chairman, CEO and President each had again earned extravagant payouts, Mylan's share price had dropped further to **$38.15**. All of the mudslinging back-and-forth between Mylan and Teva[x] only served to reinforce our concern that Chairman Coury would rather keep his pay and power at Mylan's helm than likely lose those benefits to Teva cost- and position-cutting. It is unclear to us whether he even gave his Board the opportunity to independently analyze Teva's offer and properly exercise its fiduciary duties. Mylan's entrenched Board and other governance failures – which remain today -- had led to this debacle. As a result, Mylan's shareowners lost the possibility of more than doubling what their shares are currently worth.

Mylan's Board must be refreshed to be strongly independent and to protect investor value. As an immediate first step, we urge shareowners to **vote AGAINST Director Nominees Cameron, Cindrich, Coury, Dimick, Parrish and Vanderveen**, and **AGAINST Management Proposal 5 to Ratify 2016 Executive Compensation**.

Please contact Rhonda Brauer at rbrauer@comptroller.nyc.gov or (212) 669-2516, for additional information.

Sincerely,

Scott M. Stringer
New York City Comptroller,
On behalf of the
New York City Pension Funds

Thomas P. DiNapoli
New York State Comptroller

Anne Sheehan
Director of Corporate Governance
California State Teachers' Retirement System

Margriet Stavast-Groothuis
Advisor Responsible Investment
PGGM

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

Appendix

Breakdown of Chairman Robert Coury's 2016 Compensation of over $160 Million

i. $22.3 million in "deferred separation payments" for switching titles in 2016, an amount effectively frozen when Mr. Coury stepped down as CEO on January 1, 2012, so that his lower compensation as a non-CEO Chairman would not reduce his future retirement benefits;

ii. $1.8 million per year, for each of the next five years, as the non-executive Chairman's "cash retainer," an increase from his $1.6 million "executive" Chairman's salary in 2016;

iii. $43.6 million one-time "chairman grant" in restricted stock units ("RSUs"), which is scheduled to vest in years three (75%) and five (25%) (noted in Mylan's 2017 Proxy Statement as having an annualized value of $8.7 million for each of the five years);

iv. $20 million in cash incentive payments, which the Board deemed earned in 2016 – even though Mr. Coury was no longer an "employee" at year-end in accordance with the award's original terms. This award had originally been granted as part of the second post-CEO compensation agreement that the Board entered into with Mr. Coury, in February 2014;[xi]

v. $7.2 million in performance RSUs and time-based RSUs granted in 2016;[xii]

vi. $1.485 million in 10-year stock options granted in February 2016, which immediately vested upon Mr. Coury's retirement to "non-executive" Chairman four months later in June 2016. Conveniently, 2016 was the last year when "retirement" would be deemed a trigger to vest all options upon a Mylan executive's "retirement" and have them remain exercisable for the remainder of their original term;[xiii]

vii. $66.3 million in retirement, long-term incentive and restoration benefit awards that also apparently vested and/or were paid out upon Mr. Coury's transitioning from an "executive" Chairman to a "retired" non-executive Chairman in 2016;[xiv] and

viii. $77,963 cash payment in lieu of accrued vacation for Mr. Coury, as Mylan apparently does not have a "use it or lose it" vacation policy that is applicable to him.[xv]

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[i] See Footnote 18 to Mylan's 2016 Annual Report on Form 10-K, as well as, *e.g.*, https://www.nytimes.com/2016/10/08/business/epipen-mylan-justice-department-settlement.html?ref=topics&_r=1.

[ii] The $20 million bonus payment required that Mr. Coury remain "employed" through December 31, 2016 (2017 Proxy Statement, page 54), and the Board decided that Mr. Coury met that requirement for purposes of earning that bonus. However, for purposes of generous "retirement" benefits, the Board judged that Mr. Coury "ceased to be an employee" as of June 2016.

[iii] The significantly reduced amounts year-over-year in the Total column in the 2016 Summary Compensation Table for these NEOs are misleading, because the 2015 amounts include two one-time payments that had nothing to do with Company performance.

[iv] See http://newsroom.mylan.com/press-releases?item=122922.

[v] https://blogs.wsj.com/moneybeat/2015/04/09/mylans-bid-for-perrigo-a-time-line-of-foreshadowing/. Mylan share prices in this section are taken from https://finance.yahoo.com/.

[vi] https://www.wsj.com/articles/teva-offers-to-buy-mylan-for-82-a-share-1429620984.

[vii] https://www.ft.com/content/3db3e4ea-3460-11e5-bdbb-35e55cbae175.

[viii] http://www.prnewswire.com/news-releases/perrigo-issues-shareholder-letter-300174658.html.

[ix] http://newsroom.mylan.com/2015-11-03-Mylan-Receives-U-S-FTC-Clearance-for-Proposed-Acquisition-of-Perrigo-and-Confirms-Governance-Changes-for-the-Combined-Mylan-Perrigo-Company.

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x See, *e.g.*, dueling letters from Mylan and Teva at http://newsroom.mylan.com/press-releases?item=123304 and http://www.tevapharm.com/news/teva_sends_letter_to_mylan_board_04_15.aspx.

xi This followed the <u>first</u> such agreement that became effective when Mr. Coury stepped down as CEO on January 1, 2012. That agreement provided for a $1.35 million base salary, a target annual bonus equal to 125% of his base salary, eligibility to participate in Mylan's long-term and equity incentive plans, a two-part supplemental retirement benefit, and his already high level of benefits and perquisites.

Among his perquisites, Mr. Coury – through 2015 -- consistently averaged $0.5 million per year in his and his family's personal use of the corporate aircraft. Going back to at least Mr. Coury's 2005 employment agreement noted below, Mylan's Board has permitted him to spend a "reasonable" amount of time on outside activities, which have been reported to include being the manager his son's "fledging music career," for which the corporate aircraft was reportedly used to fly him and his son to and from music engagements. https://www.wsj.com/articles/SB10001424127887324024004578171260710750922.

xii See Footnote 5 of the Summary Compensation Table; and the "Grants of Plan-Based Awards for 2016" table.

xiii See Footnote 1 of the "Outstanding Equity Awards at the End of 2016" table.

xiv See Footnote 4 of the "Pension Benefits for 2016" table ($50.4 million); Footnote 1 of the "Option Exercises and Stock Vested in 2016" table ($10.7 million); and Footnote 2 of the "Nonqualified Deferred Compensation" table ($5.2 million).

xv See Footnote 3 to the 2016 Summary Compensation Table, as well at Mr. Coury's 2005 Amended and Restated Executive Employment Agreement (filed as an Exhibit to Mylan's 2005 Annual Report on Form 10-K) that gives him six weeks (30 days) of annual vacation time.